Estelle Project

Developing North America's next major gold and critical minerals district in Alaska

NOVA MINERALS

ThinkEquity Conference

30 October 2024

ASX: **NVA** | NASDAQ: **NVA** | FRA: **QM3**

www.novaminerals.com.au

79 **Au** Gold

51 **Sb** Antimony

47 **Ag** Silver

29 **Cu** Copper

CM Critical Minerals

Disclaimers

NOVA MINERALS

Forward Looking Statements

All statements in this presentation, other than those relating to historical facts, are "forward-looking statements." These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the industry and government policies and regulations relating to our industry; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, protect, believe, or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward -looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the overall global economic environment; general market, political, and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; changes in our strategy; government regulations and approvals; expectations regarding the potential mineralization, geological merit and economic feasibility of our property; expectations regarding exploration results at our property; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration permits and other third-party approvals; and government regulation of mineral exploration and development operations . The Company has filed a registration statement on Form F-1, as may be amended (Registration No.: 333-278695). Before you Invest, you should carefully read the registration statement, including the factors described in the "Risk Factors" section of the Registration Statement and other documents that we have filed, and will subsequently file, with the Securities and Exchange Commission to better understand the risks and uncertainties inherent in our business and industry and for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the Commission's website at wvvw.sec.gov. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation as a result of, among other factors, the factors referenced in the "Risk Factors" section of the Registration Statement. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be predictive of results or developments in future periods. This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities can only be made in compliance with applicable securities laws.

Estelle – Gold & Critical Minerals Asset in Alaska

Differentiating Factor Grade and Scale – Development Optionality with Significant Upside (85% Owned)

NOVA MINERALS

Jurisdiction
- Alaska, USA
- State of Alaska mining claims, streamlined permitting process

District Scale
- 514km^2 of State of Alaska claims
- 35km long mineralized corridor

Advanced Project
- Open pit
- Low strip ratio
- Feasibility studies commenced

Infrastructure
- 80-person camp
- 4,000ft airstrip
- Sample lab
- Road & power underway


Korbel
Bulk Tonnage Gold – Big, Low Strip, Large Selective Mining Potential, Low Unit Cost, Open Pit
Stibium
High-Grade Antimony-Gold from surface samples
Stoney
Train
RPM
High-Grade gold starter mine from surface

Multiple Resources
- Large IRGS deposits
- 5.2 Moz Au US$2,000 oz pit constrained S-K 1300 resource
- 9.9 Moz Au JORC global resource (ASX compliant)

Target Minerals
- Gold, copper & silver
- Antimony & other critical minerals
- Gold ~ US$2,500 oz
- Antimony ~ US$25,000 mt

Long Term Project
- Decades of potential production
- > 20 known prospects

90,000m Drilling
- Fully oriented HQ diamond drill core
- Thick, high-grade intercepts
- From surface

The Estelle Gold Project

A District Scale Project in a Great Neighbourhood

- 35km long mineralized corridor on 514km^2 of State of Alaska Mining claims
- 2nd largest gold producing State in USA
- State has designated primary surface use for mineral development
- Alaska has a well-defined permitting pathway
- Alaska – Safe and rich mining jurisdiction


ITH - Livengood
13.8 Moz @ 0.6 g/t Au
Kinross - Fort Knox
11.0 Moz @ 0.3 g/t Au
Freegold Ventures
Golden Summit
24.4 Moz @ 1.3 g/t Au
US Gold Mining - Whistler
7.2 Moz @ 0.5 g/t Au
Northern Star
Pogo
6.9 Moz @ 9.4 g/t Au
Tintina Gold Province
>220Moz Au documented endowment
Tintina Fault
Denali Fault
Donlin Gold – Donlin Creek
39 Moz @ 2.2 g/t Au
Western Copper & Gold - Casino
21.0 Moz @ 0.2 g/t Au
Nova Minerals - Estelle
5.2 Moz @ 0.3 g/t Au*

LEGEND
- Major gold mine or deposit
- Nova priority projects

* Resource endowments sourced from the companies' websites and resource statements

* Economic pit constrained resource. Refer Appendix 1

Alaska - Tier 1 Mining Region

Close to Anchorage with Infrastructure Solutions in Place

Location

- Located on State of Alaska public lands, 150km northwest of Anchorage
- 514km^2 of unpatented mining claims
- Alaska has a streamlined permitting process
- The Estelle Gold Project is fully permitted for exploration

Access

- Short flight from Anchorage or Willow to an all-season air strip
- Winter trail used to transport large and heavy equipment
- Proposed West Susitna Access Road has considerable government and community support
  - All weather road that will link the project to port, rail and road
  - 1st part of the road included in the DoT plan to break ground in 2025
  - AIDEA progressing the remaining portion of the road with studies for permitting to be completed in 2024

Facilities

- 80 person fully winterized camp
- Onsite sample processing facility
- 4,000 foot all season airstrip which can facilitate large capacity DC3 aircraft

Power – Numerous Options Being Investigated for the FS

- Link to the state grid or proposed Flatlands Coal power plant
- Offtake from the proposed Donlin gas pipeline
- Diesel generators
- Micro-nuclear reactor


Anchorage
Willow Airstrip
Port Mackenzie
Anchorage International Airport
Proposed West Susitna Access Road
(All weather road)
Winter Trail
Beluga Power Plant
(Electricity source)
Proposed Gas Pipeline
(Donlin Creek)
Potential Power Transmission Line
(Feed to State grid)
Flatlands Coal
(Potential Power Plant)
Whiskey Bravo Airstrip & Camp
Estelle Gold Project
"The West Susitna Road is important for local residents and gaining fair access to hunting, fishing, and potential jobs. My administration is constantly looking at ways to grow our economy and this project is a great opportunity for not only south-central Alaska but the entire state. I am committed to this project and unlocking resources that benefit all Alaskans."
Alaska Governor, Mike Dunleavy
Construction Proposed to Start in 2025

Estelle Gold Project

Targeting world class deposits with multiple resource centers across the single project. Over 20 potential prospects being progressively explored



N
Whiskey Bravo Airstrip & Camp
Potential Antimony-Gold Processing Plant
Key:
Resource Deposit
Prospect – Resource Target
Prospect – Other
Potential Processing Plant
Proposed Access Road
Proposed West Susitna Access Road
1km
Stibium
Potential Gold Processing Plant
Korbel Main Deposit
Cathedral Deposit
Wombat
Stoney
Muddy Creek
Shoeshine
Trumpet
Train
Korbel
Stoney
Train
Potential Gold Processing Plant
RPM North Deposit
RPM South Deposit
RPM Valley
RPM
35km Long Mineralized Corridor

3D interactive presentation of the project is available at www.novaminerals.com.au

Estelle Staged Development Options

Deferred Capital/Funding Early Production (Pending completion of studies)



Whiskey Bravo camp & airstrip
Potential Antimony-Gold Processing Plant
Stibium
Potential Gold Processing Plant
Korbel
Potential Gold Processing Plant
RPM

3. Stand Alone Antimony-Gold Starter Mine

- Quick start up, subject to DoD grant
- Low CAPEX
- Small footprint/quick permitting
- Early cashflow potential

1. RPM Starter Mine

- High-grade from surface (Potentially 5g/t+ Au)
- 6-7 year initial LOM from RPM North
- Potential for expansion ie: RPM, Train, Regional
- Smaller footprint, Lower CAPEX, Nova funded
- Fast track to production and cashflow
- Scalable

2. Expanded Project – Korbel + RPM + Regional

- Scalable
- Multi-decade mine life
- Multiple mining centers
- Multiple commodities (Au, Sb, Ag, Cu, CMs)
- Higher CAPEX, higher NPV & cashflow
- Significantly increased gold production
- Economies of scale – low AISC
- Nova growth and/or strategic partner funding

1. RPM Starter Mine

High-Grade gold from surface



Train
Shadow
Shoeshine
Muddy Creek
Discovery
Trumpet
Train
Train Regional Targets
RPM
RPM Regional Target
RPM Regional Target
Potential Gold
Processing Plant
Leach Cycle
Crushing &
Grinding
Furnace
Milling
Re-grinding
Flotation Circuit
RPM North
RPM South
RPM
Starter
Pit Area
RPM Valley
1km

RPM

High-Grade Resource Starter Pit – From Surface and Remains Open

NOVA MINERALS

Super high-grade Measured core of 180 Koz @ 4.1 g/t Au within a wider high-grade M&I Core of 330 Koz @ 2.4 g/t Au and a total resource of 1.13 Moz @ 0.7 g/t Au from Surface[1]

- RPM North
- RPM Valley
- RPM South

Geological indications show all 3 areas are potentially genetically linked

- ~7,600m (40 holes) from the 2023 and 2024 drilling not included in the current MRE (MRE Update late 2024)
  - Numerous holes drilled outside the current MRE model
  - Close spaced drilling expected to increase the M&I categories for the FS
- Current FS test work indicates the pit slope angles can potentially be increased > 50 degrees
- FS test work also investigating the potential to heap leach the lower grade ore from RPM with agglomeration
- Investigating various ore transport options including, trucks, conveyors, cable ways, chutes
- Drilling at RPM in 2024 focused on growing and proving up the measured and indicated resource to ore reserves for the FS


1.0km
RPM South
0.9km
0.6km
RPM North
RPM Starter Pit Area
RPM Valley
RPM
0.20 g/t Au cut-off
Measured
Indicated
Inferred

1 Economic pit constrained resources compliant to JORC and S-K 1300 standards. Refer to Appendix 1

RPM Exploration – 2024 Drill Results

Thick High-Grade Gold Drill Intercepts Extending Mineralization to Surface

NOVA MINERALS

- 2024 drilling focused on near surface mineralization < 50m depth to support the RPM starter mine
- Over 20 significant broad intercepts from surface grading > 5 g/t Au with a high of 52.7 g/t Au
- Results prove high-grade gold mineralization greater than 2 g/t Au extends to surface above the current Measured (180,000 oz @ 4.1 g/t Au) and Measured and Indicated (330,000 oz @ 2.4 g/t) high-grade core within the existing RPM North resource area
- All holes ended in mineralization
- Extensive surface sampling program conducted in the RPM Regional Area, with assays pending


RPM North
2024 Drill Target Zone
RPMRC-24016 39m @ 5.4 g/t Au
From surface Incl:
20m @ 10.2 g/t Au
12m @ 15.3 g/t Au
11m @ 16.4 g/t Au
RPMRC-24017 29m @ 7.1 g/t Au
From surface Incl:
22m @ 9.4 g/t Au
6m @ 19.9 g/t Au
3m @ 32.2 g/t Au
2m @ 52.7 g/t Au
RPMRC-24008 45m @ 3.4 g/t Au
From surface Incl:
31m @ 4.7 g/t Au
8m @10.5 g/t Au
RPM-RC-24020 28m @ 4.5 g/t Au
From surface Incl:
23m @ 5.3 g/t Au
6m @ 14.3 g/t Au
3m @ 25.0 g/t Au
RPMRC-24005 43m @ 4.4 g/t Au
From 2m Incl:
23m @ 7.3 g/t Au
13m @ 10.7 g/t Au
2m @ 39.2 g/t Au
RPM Valley
RPM Drilling (g/t Au)
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>= 10.0

ASX Announcements 9, 16 & 23 October 2024

RPM Drilling – Pre 2024 Results

World Class Thick High-Grade Gold Drill Intercepts

NOVA MINERALS

- 67 holes, ~20,000m drilled to date, most assayed for multi-elements
- Broad zone of continuous high-grade gold, from surface
- Mineralization remains wide open
- Numerous gold zones already identified
- Resource upside exists to the North of the current drilling where further high-grade surface samples have been discovered on the ridgeline.



RPM-005 400m @ 3.5 g/t Au
from surface Incl:
287m @ 4.8 g/t Au
132m @ 10.1 g/t Au
86m @ 14.1 g/t Au
RPM-057 211m @ 3.2 g/t Au
From 3m Incl:
120m @ 5.0 g/t Au
79m @ 7.4 g/t Au
63m @ 9.0 g/t Au
RPM South
RPM-019 344m @ 0.5 g/t Au
From 5m Incl:
259m @ 0.6 g/t Au
39m @ 1.0 g/t Au
38m @ 1.0 g/t Au from 130m
RPM North
Open
RPM-015 258m @ 5.1 g/t Au
From surface Incl:
161m @ 8.1 g/t Au
117m @ 11.1 g/t Au
45m @ 25.3 g/t Au
RPM-023 333m @ 0.9 g/t Au
From 8m Incl:
116m @ 0.9 g/t Au
94m @1.0 g/t Au
15m @ 2.3 g/t Au
RPM-022 193m @ 3.9 g/t Au
From 4m Incl:
67m @ 10.4 g/t Au
43m @ 15.8 g/t Au
34m @ 19.4 g/t Au
RPM Starter Pit Area
RPM Valley
RPM-008 260m @ 3.6 g/t Au
from 11m Incl:
140m @ 6.5 g/t Au
87m @ 10.1 g/t Au
56m @ 15.0 g/t Au
RPM-060 204m @ 1.0 g/t Au
From 110m Incl:
54m @ 2.1 g/t Au
42m @ 2.6 g/t Au
17m @ 5.3 g/t Au
RPM-037 lower intrusive
268m @ 0.7 g/t Au
From 282m Incl:
103m @ 1.0 g/t Au
21m @ 2.5 g/t Au
30m @ 2.0 g/t Au
RPM Drilling (g/t Au)
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>= 10.0

ASX Announcements 11 & 27 October 2021, 8 & 22 August 2022, 4 October 2022, 11 December 2023, 10 January 2024


Stibium
Stoney
Stoney
Wombat
T5
Rainy Day
West Wing
Trundle
Stoney Regional Targets
Tomahawk
Korbel
Korbel Potential
Processing Plant
Korbel
Main Deposit
Lou Beauty
Cathedral Deposit
Portage Pass
NK
Blocks C&D
Isabella
Korbel
Main Pit
Sweet Jenny
Korbel Valley Regional Targets

2. Expanded Project – Korbel + RPM + Regional

Scalability - Large project for both gold and critical minerals with a pipeline spanning decades of potential production from over 20 known prospects

Korbel

Bulk Tonnage Gold – Big, Low Strip, Large Selective Mining Potential, Low Unit Cost, Open Pit

NOVA MINERALS

4.05 Moz @ 0.3 g/t Au, Including 2.39 Moz @ 0.3 g/t Au Indicated from surface, with ~1.0 Moz in a high-grade feeder system[1]

- Korbel Main
- Cathedral

550m apart with the potential to be genetically linked

- All deposits from surface and remain open
- Low strip ratio 0.76:1
- Current FS test work indicates the pit slope angles can potentially be increased > 50 degrees
- FS test work also investigating the potential to heap leach the ore using agglomeration
- Cathedral has indications for higher grade “blow out” zones within the core of the mineralization above the current drill results
- Environmental studies at an advanced stage
- Proposed site for the Estelle central processing plant



Proposed Estelle central processing plant
Korbel Main
2.5km
0.5km
0.5km
Cathedral
0.8km
550 m
0.4km
~1.0 Moz high-grade feeder system
Korbel & Cathedral
0.15 g/t Au cut-off
Indicated
Inferred

1 Economic pit constrained resources compliant to JORC and S-K 1300 standards. Refer to Appendix 1

Korbel

Bulk Tonnage Gold with Thick Intercepts from Surface

- 214 holes, ~70,000m drilled to date
- Mineralization remains wide open
- Resource upside potential with:
  - High-grade rock chips at Cathedral defining a high priority drill target
  - Size & scale of Cathedral mirrors Korbel Main
  - 6 other exciting untested prospects in the Korbel area



Korbel Main
KBDH-072 308m @ 0.7 g/t Au
from surface Incl:
113m @ 1.0 g/t Au
49m @ 1.5 g/t Au
21m @ 2.5 g/t Au
98 g/t Au
114 g/t Au
37 g/t Au
CTDD-003B 269m @ 0.4 g/t Au
from 168m Incl:
70m @ 0.6 g/t Au
3m @ 2.7 g/t Au
Cathedral
KBDH-012 429m @ 0.6 g/t Au
from 3m Incl:
101m @ 1.3 g/t Au
82m @ 1.5 g/t Au
30m @ 2.4 g/t Au
KBDH-024 549m @ 0.3 g/t Au
from 3m Incl:
97m @ 0.8 g/t Au
15m @ 2.3 g/t Au
3m @ 8.2 g/t Au
KBDH-081 277m @ 0.5 g/t Au
from 3m Incl:
94m @ 1.0 g/t Au
30m @ 1.9 g/t Au
9m @ 4.4 g/t Au
CTDD-001 354m @ 0.3 g/t Au
from 104m Incl:
11m @ 1.1 g/t Au
Korbel Drilling
(g/t Au)
0.1 - 0.3
0.3 - 0.5
0.5 - 0.7
0.7 - 1.0
>= 1.0



Korbel
Korbel Potential
Processing Plant
Korbel
Main Deposit
Cathedral Deposit
Isabella
Sweet Jenny

ASX Announcements 19 August 2020, 1 December 2020, 6 June 2021, 19 July 2021, 7 October 2021, 23 December 2021, & 28 February 2022

3. Stand Alone Antimony-Gold Starter Mine

High-Grade Antimony-Gold from surface samples



Stibium
Proposed access road to Stibium
High-Grade Antimony & Gold Samples
Proposed access road to Korbel
Antimony-Gold Ore Separation Concentration
Crushing & Grinding
Milling
Gold Plant
Antimony Plant
Oxide Collectors
Furnace
Hopper
Whiskey Bravo Airstrip & Camp
Potential Antimony-Gold Processing Plant

Stibium

High-Grade Gold & Antimony in Close Proximity to Korbel & the Camp

Korbel

N





E408571

Stibium Surface Sampling Results

- High-grade Antimony coincident with Gold with a high of 12.7 g/t Au and 60.5% Sb (Antimony)
- 2m wide surface outcropping containing stibnite with over 30m in strike length
- Nova is currently investigating a potential small-scale starter mine for antimony at the Stibium prospect to create a concentrate for US domestic supply and potential early cashflow – Subject to DoD funding
- With a minimal impact and footprint required, a streamlined rapid permit process is possible
- Extensive surface sampling program conducted at Stibium in 2024, focusing on antimony, gold and other critical minerals, with assays pending



Proposed access road to Korbel
2.0 g/t Au
5.9 g/t Au
Stibium
12.7 g/t Au,1,600 g/t Ag, 2.1% Sb
3.6 g/t Au, 0.1% Sb
1.6 g/t Au, 0.1% Sb
1.3 g/t Au
Proposed access road to Stibium
1.5 g/t Au
0.6 g/t Au, 0.1% Sb
1.5 g/t Au, 60.5% Sb
0.6km
Rock Chip Sampling - Au g/t
0 - 0.2 Au
0.2 - 0.5 Au
0.5 - 1.0 Au
1.0 - 5.0 Au
> 5.0 Au

ASX Announcement 10 October 2023

Antimony and Other Critical Minerals

Coincident with the Gold at Estelle

NOVA MINERALS

Strong Interest Shown in Estelle's Antimony and CM Potential

- Antimony is a scarce element – Stibnite is the only commercially mined source for antimony and its coincident with gold at Estelle
- China recently announced it is limiting antimony export. US currently has no domestic supply but wants to shore up its antimony and other CM supply chains. = Opportunity for potential US government grants to explore further
- Potentially significant bi-product credits. Commenced scoping level metallurgical studies on antimony and critical minerals processing in the flow sheet
- Currently investigating a potential small-scale starter mine for antimony at the Stibium prospect to create a concentrate for US domestic supply and potential early cashflow
- Also evaluating different approaches to upgrade the downstream processing of antimony and CM to secure the supply chain for the US
- The University of Alaska Fairbanks (UAF), a grantee under the Department of Energy (DoE) CORE CM program is tasked with commercializing CM in Alaska with the Estelle Project now included as a partner in the program
- Through trips to both Washington DC and Juneau, the Company has already built strong relationships with various federal and state government departments and bodies to present Nova as a potential domestic partner to supply the US with antimony and CM , while also actively pursuing grant opportunities to progress development of its antimony and CM resources at Estelle
    - Nova's CEO has attended numerous munitions conferences to pursue DoD and industry collaboration
- Future Market Insights forecasts that the global antimony market is likely to be worth $4.5 billion by 2032, growing at a 4% CAGR from 2022 to 2032

79 Au Gold

51 Sb Antimony

CM Critical Minerals

Antimony at Estelle

Many Surface Samples Discovered > 0.1% Sb (>0.1% Sb considered high-grade)

NOVA MINERALS



Rocks - Sb_ppm
0 - 0.2
0.2 - 10
10 - 100
100 - 500
500 - 1000
1000 - 10000
10000 - 605000
Soils - Sb_ppm
0.2 - 5
5 - 10
10 - 50
50 - 250
250 - 500
500 - 38200
Stibium
Stoney
T5
Shoeshine
Train
Trumpet
Styx
Portage Creek

Stibium

Gold (Au)	Silver (Ag)	Copper (Cu)	Antimony (Sb)
1.5 g/t	98 g/t	0.1%	60.5%
12.7 g/t	1600 g/t	0.1%	2.1%
3.6 g/t	12 g/t		0.1%
1.6 g/t	2 g/t		0.1%
0.6 g/t	4 g/t		0.1%

Shoeshine

Gold (Au)	Silver (Ag)	Copper (Cu)	Antimony (Sb)
1290 g/t	591 g/t	1.0%	0.9%
57.7 g/t	546 g/t	0.7%	0.2%
0.2 g/t	37 g/t		0.1%
9.6 g/t	941 g/t	0.1%	0.1%
1.0 g/t	60 g/t		0.1%
5.5 g/t	50 g/t	0.1%	0.1%
96.5 g/t	114 g/t	0.1%	0.1%

Train

Gold (Au)	Silver (Ag)	Copper (Cu)	Antimony (Sb)
3.9 g/t	165 g/t	0.1%	1.0%
28.1 g/t	78 g/t	0.1%	0.7%
1.8 g/t	179 g/t	0.1%	0.3%
1.1 g/t	26 g/t	0.1%	0.2%
1.7 g/t	93 g/t	0.2%	0.1%
21.6 g/t	20 g/t		0.1%
25.2 g/t	17 g/t	0.3%	0.1%
1.5 g/t	26 g/t	0.2%	0.1%
2.5 g/t	25 g/t	0.1%	0.1%
0.3 g/t	8 g/t		0.1%
16.6 g/t	28 g/t	0.2%	0.1%
2.4 g/t	30 g/t	0.1%	0.1%
1.7 g/t	7 g/t		0.1%
2.2 g/t	27 g/t	0.1%	0.1%
1.7 g/t	58 g/t	0.4%	0.1%
10.7 g/t	25 g/t	0.9%	0.1%
58.8 g/t	65 g/t		0.1%
8.0 g/t	217 g/t	0.2%	0.1%
1.7 g/t	266 g/t	0.9%	0.1%

Stoney

Gold (Au)	Silver (Ag)	Copper (Cu)	Antimony (Sb)
3.1 g/t	47 g/t		1.8%
0.6 g/t	2720 g/t	1.1%	1.0%
2.0 g/t	513 g/t	0.8%	0.4%
1.0 g/t	166 g/t		0.3%
0.4 g/t	34 g/t		0.1%
48.4 g/t	16 g/t	0.4%	0.1%
0.5 g/t	669 g/t	0.9%	0.1%
8.1 g/t	62 g/t	1.7%	0.1%
3.6 g/t	346 g/t	1.2%	0.1%

T5

Gold (Au)	Silver (Ag)	Copper (Cu)	Antimony (Sb)
0.5 g/t	696 g/t	0.5%	1.0%
0.7 g/t	171 g/t	0.1%	0.5%
74.5 g/t	40 g/t	0.1%	0.3%
2.2 g/t	113 g/t	0.3%	0.2%
0.3 g/t	11 g/t		0.1%
0.2 g/t	35 g/t		0.1%
0.2 g/t	119 g/t	0.3%	0.1%
0.4 g/t	176 g/t	0.7%	0.1%
0.3 g/t	13 g/t	0.1%	0.1%

Styx

Gold (Au)	Silver (Ag)	Antimony (Sb)
0.9 g/t	13 g/t	21.7%
1.2 g/t	62 g/t	19.0%
0.8 g/t	1 g/t	1.7%
	2 g/t	0.8%
0.1 g/t	1 g/t	0.7%
0.3 g/t	3 g/t	0.1%
0.3 g/t	2 g/t	0.1%
0.3 g/t	1 g/t	0.1%

Trumpet

Gold (Au)	Silver (Ag)	Copper (Cu)	Antimony (Sb)
0.7 g/t	588 g/t	0.2%	16.8%
7.0 g/t	549 g/t		5.3%
2.9 g/t	521 g/t	0.1%	3.8%
0.1 g/t	8 g/t	0.1%	2.6%
2.4 g/t	500 g/t	1.6%	2.5%
0.7 g/t	112 g/t	0.1%	1.5%
0.1 g/t	19 g/t	0.1%	1.0%
8.6 g/t	196 g/t	0.3%	0.9%
0.5 g/t	71 g/t	0.1%	0.7%
1.0 g/t	18 g/t		0.6%
1.8 g/t	271 g/t	0.1%	0.5%
0.7 g/t	455 g/t	0.1%	0.5%
1.3 g/t	1945 g/t	0.1%	0.5%
0.8 g/t	77 g/t		0.5%
4.3 g/t	100 g/t	0.7%	0.4%
32.8 g/t	90 g/t	1.3%	0.3%
16.6 g/t	87 g/t	0.9%	0.2%
0.3 g/t	8 g/t		0.2%
7.1 g/t	30 g/t	0.3%	0.2%
0.6 g/t	112 g/t	1.0%	0.1%
13.6 g/t	28 g/t		0.1%
16.0 g/t	316 g/t	1.7%	0.1%
12.7 g/t	779 g/t	6.7%	0.1%
3.6 g/t	59 g/t	0.2%	0.1%
2.0 g/t	62 g/t	0.2%	0.1%
5.9 g/t	17 g/t		0.1%
0.6 g/t	1 g/t		0.1%
2.4 g/t	29 g/t	0.1%	0.1%
13.2 g/t	60 g/t	0.8%	0.1%
13 g/t	114 g/t	2.0%	0.1%
132.5 g/t	73 g/t	1.2%	0.1%

Significant Exploration Upside Potential

To Date < 5% of the 514km^2 Property has been Explored

NOVA MINERALS

35km long mineralized intrusive corridor

Gold, and highly elevated concentrations of Silver, Copper, Antimony and Other Critical Minerals (CM) have also been discovered across the project

Korbel

- 6 exciting gold targets within close proximity to the proposed Estelle central processing plant
- High-grade rock chips samples up to 114 g/t Au discovered at Cathedral

Stoney

- 7 exciting gold and multi-element targets in the central portion of the claim block
- High-grade polymetallic rock samples include 78.5 g/t Au, 2,720 g/t Ag, 10.6% Cu and 1.3% Sb (Antimony)

Train

- 6 exciting gold and multi-element targets located ~6km north of RPM
- High-grade rock samples include 1,290 g/t Au, 1,945 g/t Ag, 6.7% Cu and 16.8% Sb

RPM

- High-grade rock samples up to 356 g/t Au discovered north of the current proposed RPM Pit

ASX Announcements 26 August 2020, 16 & 20 November 2023, 5 December 2023, & 26 February 2024


Korbel
Stoney
Train
RPM
35km-long Mineralized Corridor
Estelle Geology
Sedimentary country rocks (Kahiltna Flysch)
Intrusive granitic rocks

Nova's Low-Cost Pathfinder Approach to Exploration

Geology Observed in Outcrop

Surface Mapping & Sampling

Surface Anomaly

Drilling

Train

Antimony and Other CM's Coincident with High-Grade Gold


N
Surface Sampling
Au g/t
0 - 0.2 Au
0.2 - 0.5 Au
0.5 - 1.0 Au
1.0 - 5.0 Au
5.0 - 10.0 Au
> 10.0 Au
21.6 g/t Au, 0.1% Sb
45.9 g/t Au, 114 g/t Ag
25.2 g/t Au, 0.1% Sb
28.1 g/t Au, 0.7% Sb
80.2 g/t Au
40.4 g/t Au
58.8 g/t Au, 0.1% Sb
25.5 g/t Au
23.3 g/t Au, 2.9% Cu
34.4 g/t Au, 184 g/t Ag, 0.7% Cu
33.6 g/t Au
Train
30.4 g/t Au
1.5km

Train Surface Sampling Results

- 32 rock samples > 5 g/t Au with a high of 80.2 g/t Au
- 31 soil samples > 0.5 g/t Au with a high of 3.3 g/t Au
- 15 rock samples > 0.5% Sb (Antimony) with a high >10% Sb

Trumpet

Further High-Grade Antimony & Other CM, Copper, & Silver Coincident with High-Grade Gold


13.0 g/t Au, 2.0% Cu, 0.1% Sb
17.0 g/t Au
13.2 g/t Au, 0.1% Sb
N
132.5 g/t Au, 1.2% Cu, 0.1% Sb
2.9 g/t Au, 521 g/t Ag, 3.8% Sb
6.2 g/t Au, 429 g/t Ag, 5.7% Cu
12.7 g/t Au, 779 g/t Ag, 6.7% Cu, 0.1% Sb
32.8 g/t Au, 1.3% Cu, 0.3% Sb
25.9 g
8.5 g/t Au, 280 g/t Ag, 2.3% Cu, 0.1% Sb
7.9 g/t Au, 6.6% Cu
16.0 g/t Au, 316 g/t Ag, 1.7% Cu, 0.1% Sb
7.0 g/t Au, 549 g/t Ag, 5.3% Sb
0.7 g/t Au, 588 g/t Ag, 16.8% Sb
14.0 g/t Au
13.6 g/t Au, 0.1% Sb
28.8 g/t Au
1.3 g/t Au, 1,945 g/t Ag, 0.5% Sb
0.9 g/t Au, 4.2% Cu
2.4 g/t Au, 500 g/t Ag, 1.6% Cu, 2.5% Sb
0.7 g/t Au, 1.5% Sb
2.5 g/t Au, 3.9% Cu
16.6 g/t Au, 0.2% Sb
3.1 g/t Au, 2.9% Cu
Trumpet
0.9km
Rock Chip Sampling - Au g/t
0 - 0.2 Au
0.2 - 0.5 Au
0.5 - 1.0 Au
1.0 - 5.0 Au
> 5.0 Au

Trumpet Surface Sampling Results

- 21 rock samples > 5 g/t Au with a high of 132.5 g/t Au
- 14 soil samples > 0.5 g/t Au with a high of 4.8 g/t Au
- 13 rock samples > 0.5% Sb (Antimony) with a high 16.8% Sb

Shoeshine

Abundant Antimony Enriched Style Gold Mineralization

NOVA MINERALS



N
7.2 g/t Au, 0.3% Sb
6.8 g/t Au
19.8 g/t Au
13.7 g/t Au, 132 g/t Ag, 1.8% Cu
9.6 g/t Au, 941 g/t Ag, 0.1% Sb
44.2 g/t Au, 1.8% Cu
14.6 g/t Au
35.6 g/t Au, 1.0% Cu
57.7 g/t Au, 546 g/t Ag, 0.7% Cu, 0.2% Sb
14.2 g/t Au, 0.9% Cu
10.3 g/t Au, 1.7% Cu
7.6 g/t Au, 3.0 % Sb
Shadow
5.5 g/t Au, 0.1% Sb
23.4 g/t Au
1.3km
1,290.0 g/t Au, 591 g/t Ag, 1% Cu, 0.9% Sb
96.5 g/t Au, 114 g/t Ag, 0.1% Sb
Shoeshine
Rock Chip Sampling - Au g/t
0 - 0.2 Au
0.2 - 0.5 Au
0.5 - 1.0 Au
1.0 - 5.0 Au
> 5.0 Au

Shoeshine Surface Sampling Results

- 10 rock samples > 5 g/t Au with a property high of 1,290.0 g/t Au
- 18 soil samples > 0.5 g/t Au with a property high of 7.5 g/t Au, over a 1km strike length
- 3 rock samples > 0.1% Sb (Antimony) with a high 0.9% Sb

Muddy Creek

One of the Most Impressive Gold Anomalies on the Property

NOVA MINERALS



Rock Chip Sampling - Au g/t
0 - 0.2 Au
0.2 - 0.5 Au
0.5 - 1.0 Au
1.0 - 5.0 Au
> 5.0 Au
11.8 g/t Au
12.9 g/t Au
65.6 g/t Au
51.8 g/t Au
42.1 g/t Au
46.2 g/t Au
76.8 g/t Au
18.6 g/t Au
12.7 g/t Au
43.6 g/t Au, 1.2% Cu
10.9 g/t Au
18.6 g/t Au
24.6 g/t Au
127.5 g/t Au
15.9 g/t Au
38.2 g/t Au
43.6 g/t Au
90.5 g/t Au
75.5 g/t Au
Discovery
1.5km
Muddy Creek
N

Muddy Creek Surface Sampling Results

- 18 rock samples > 10 g/t Au with a high of 127.5 g/t Au
- 15 soil samples > 2.0 g/t Au with a high of 6.1 g/t Au, over a 1.5km strike length
- Core anomaly measures 400m x 400m
- Assays results from 2024 surface sampling program pending

ASX Announcement 5 December 2023

Stoney

High-Grade Gold, Silver, Copper, & Antimony Anomalies Discovered



Tomahawk
6.5 g/t Au, 6.6% Cu
20.9 g/t Au, 10.2% Cu
9.2 g/t Au, 4.1% Cu
Trundle
Wombat
1.3 g/t Au, 6.0% Cu
24.2 g/t Au
7.4 g/t Au
5.4 g/t Au
Rainy Day
48.4 g/t Au
2.5km
Stoney
5.1 g/t Au, 1500 g/t Ag, 5% Cu, 0.9% Sb
2720 g/t Ag, 1.1 Cu %
435 g/t Ag, 2.4 Cu %
5.1 g/t Au, 2,390 g/t Ag, 8.5% Cu, 1.3% Sb
3.4 g/t Au
T5
74.5 g/t Au, 1.2% Cu, 0.3% Sb
25.8 g/t Au, 0.6% Cu
West Wing
N
Rock Chip Sampling - Au g/t
0 - 0.2 Au
0.2 - 0.5 Au
0.5 - 1.0 Au
1.0 - 5.0 Au
> 5.0 Au

Stoney Area Surface Sampling Results

- 6 rock samples > 10 g/t AuEq with a high of 75.8 g/t AuEq
- 10 soil samples > 1.0 g/t AuEq with a high of 4.2 g/t AuEq
- 2 rocks > 1,000 g/t Ag
- 4 rocks > 3% Cu with a high of 8.5% Cu
- 5 rocks >0.1% Sb including 2 rocks measuring 1.3% and 0.9% Sb
- 3 soil samples returning **> 0.1% Sb**, including a high of **0.48% Sb**
- Assay results from 2024 surface sampling at Wombat, West Wing, and Stoney pending

Estelle – Gold & Critical Minerals

Right Place, Right Time, With the Right Commodities

NOVA MINERALS

Gold Spot Price
US$2,650 oz*

Antimony Spot Price
US$25,000 mt*

*Source: https://www.metalsdaily.com/live-prices/gold/ 25/9/24

*Source: https://www.metal.com/Antimony/202005060001 25/9/24

Multi-Element Potential at Estelle

Gold, Antimony, and Other High-Grade Minerals Also Discovered

NOVA MINERALS

Estelle could potentially help the US secure its CM supply chain

Mineral Element	Symbol	Earth Average (ppm)	Estelle Maximum (ppm)*	Top Prospects at Estelle where Highly Elevated Concentrations have been Discovered to Date	World Production (%)**		World Reserves (Kt)**		Uses
					USA	China / Russia	USA	China / Russia	
Gold	Au	0.004	1290	All	5	20	3	9	Investment, jewelery, electronics
Antimony	Sb	0.2	605000	Stibium, Styx, Shoeshine, Train, Trumpet	0	85	60	700	Defense tech, munitions, flame retardants batteries, clean tech, communications, chemicals, ceramics/glass
Silver	Ag	0.075	2720	Stoney, Shoeshine, Train, Trumpet	4	20	23	116	Investment, electricals, photovoltaics, solar, jewelery/silverware, brazing/solder, photography
Copper	Cu	60	100500	Stoney, Shoeshine, Train, Trumpet, Trundle	4	50	44	89	Construction, electricals, transportation, industrial machinery
Bismuth	Bi	0.009	>10000	RPM, Shoeshine, Train, Trumpet	0	80	NA	NA	Chemicals, pharmaceuticals, glass/ceramics, pigments
Cobalt	Co	25	9110	Wombat, Stoney, Train, Trumpet	<1	6	69	390	Super alloys, chemicals, metallics, tools
Gallium	Ga	19	61	Wombat	0	99	0	760	Semi conductors, optoelectronics, integrated circuits
Indium	In	0.25	60	Wombat, Train, Trumpet	0	60	NA	NA	LCDs, alloys/solders, compounds, electrical components, semiconducters, research
Lanthanum	La	39	1480	Wombat	15	70	2300	65000	Catalysts, magnets, ceramics, glass, metallurgical, alloys, polishing
Manganese	Mn	950	21900	Shoeshine, T5	0	5	0	280	Steel, animal feed, bricks, batteries, fertilizers
Scandium	Sc	22	156	Trumpet	W	55	0	NA	Specialty alloys, fuel cells, ceramics, electronics, lasers, lighting
Strontium	Sr	370	1550	Revelation, Train, Trumpet	0	25	NA	16000	Drilling fluids, magnets, pyrotechnics, signals, alloys, pigments/fillers, glass
Tellurium	Te	0.001	444	RPM, Shoeshine, Train, Trumpet, Muddy Creek	W	65	4	8	Solar cells, energy, thermoelectrics, specialty alloys, chemicals, pigments
Tungsten	W	1.3	>10000	Shoeshine, Trumpet, Stoney, RPM, Revelation	0	90	NA	2100	Tools, specialty alloys, electrical, chemicals
Yttrium	Y	33	>500	Trumpet, Stoney	0	90	NA	NA	Catalysts, ceramics, electronics, lasers, metallurgy, phosphors

* Source ALS laboratory analysis ICP_MS61 , Dataset includes 1844 rock and soil exploration samples across Estelle project area.
** Source USGS Mineral Commodity Summaries 2023,
NA - Data not available
W - Information with held to avoid disclosing company proprietary data

Antimony Uses (USGS)

The Most Important Critical Mineral You have Never Heard Of

Key properties - heat and flame resistance, anti-corrosion, and its ability to harden and strengthen certain materials and metals



(Smart phone screens, camera lenses, binoculars, energy efficient windows)
Ceramics & Glass 12%
(Munitions, night vision goggles, explosives, communication equipment)
Defense 8%
Chemicals 16%
(Paints, plastics, adhesives, mixed with alloys)
(Clothing, furniture, electronics)
Flame Retardant 35%
(Clean energy battery storage – Ambri liquid metal batteries, vehicles, wind turbines, solar panels)
Energy & Transportation 29%

Strategic critical mineral that is used in all manner of civil and defense applications

World Antimony Production 2022 (USGS)

99% of the World's Antimony Supply Comes from 7 Countries

NOVA MINERALS


Russia 18%
Tajikistan 16%
Turkey 1%
China 54%
Myanmar 4%
Bolivia 2%
Australia 4%

The US currently does not have any domestic supply. US critical minerals supply chain risk

But Estelle can change this, and we have already built strong relationships with both US Federal and State government bodies

Proven & Robust Flowsheet

Simple Metallurgy for Easy Gold Liberation - A Big Cost Differentiator
Further Improvements being Tested as Part of the Current FS Level Studies



Milling Circuit
Secondary Crusher
Primary Crusher
Agglomeration Plant
Critical Minerals Products
Critical Minerals Extraction Plant
Flotation Circuit
(95.4% Recovery)
CM Concentrate
Waste
Tailing Thickener & Tailing Pond
Screener
Low Grade
Intensive Leaching
(96.2% Recovery)
Low Grade
Ore Sorter
Medium Grade
CM Pulp
Electrowinning
High Grade
Regrind Circuit
High Grade
Gold Bars
Adsorption/ Desorption
Gold Furnace
Heap Leach
Crushed Ore Stockpile
Key:
Current flow sheet from the scoping study
Conceptual additions to the flow sheet currently being tested as part of the FS level studies. Critical minerals extracted and previous reject waste now sent as low-grade ore to heap leach
Gold & Silver Pregnant Solution

ASX Announcements 28 February, 10 August 2022, & 26 March 2024

A Path of Value Accretion Opportunities

Significant Value Upside as the Project Continues to De-Risk

Feasibility Studies currently underway is considering a strategy to achieve production with a scalable operation, by:

- Establishing an initial low CAPEX smaller scale operation at the high-grade RPM deposit requiring less infrastructure for expected early cashflow, and high margins, to potentially self-fund expansion plans; and/or
- Develop the higher CAPEX larger mining operation for increased gold production, cash flow, and mine life, that potential future large gold company strategic partners have expressed an interest
- Also separately looking at an option to develop a low CAPEX starter Antimony-Gold operation at Stibium for expected early cashflow, subject to DoD funding



S-K 1300 Initial Assessment Technical Report Summary
Resource Definition & Extension Drilling
Resource Upgrades
Metallurgical Test Work on Gold, Antimony & Critical Minerals (CM)
Feasibility Studies
Resource Upgrades
Permitting
Option 2: Stand-Alone Stibium Antimony-Gold Starter Mine Production
Definitive Feasibility Study
Option 1: RPM High-Grade Starter Mine Production
Option 3: Expanded Project – Korbel + RPM + Regional Production
Ongoing exploration to assess district wide opportunities to increase the resource pipeline
2024
2025
2026
2028

All timelines are projected only and subject to assay lab turn arounds, market and operating conditions, all necessary approvals, regulatory requirements, funding, weather events, and no unforeseen delays

Team with the Experience to get Estelle into Production

NOVA MINERALS

Christopher Gerteisen
Executive Director & CEO
Over 30 years' experience managing and advancing resource projects from green fields, through development and into production across North America, Australia and Asia

Richard Beazley
Non-Executive Chairman
Internationally experienced mining professional and director with over 35 years of experience in senior corporate, operational and project development roles

Louie Simens
Executive Director
Over 20 years' experience managing and operating multiple business with large projects in the building, mining and civil industries. Maintains extensive networks in the mining and financial industry

Craig Bentley
Director Finance & Compliance
Over 30 years commercial and finance experience working in senior roles within multinational private enterprises as well as auditing for Ernst and Young

Rodrigo Pasqua
Non-Executive Director
Vast experience in unlocking the value of mining projects across the world, including specific expertise in large-tonnage bulk mining operations working for large mining companies

Avi Geller
Non-Executive Director
Extensive investment experience and a deep knowledge of corporate finance, including capital markets, venture capital, hybrid, debt and private equity

Hans Hoffman
Head of Exploration
20 years' experience developing, conducting, and managing geotechnical engineering and mineral exploration for resource development projects in Alaska

Experienced management who have collectively personally invested over USD$5m and who are committed to growing Nova Minerals into a global tier 1 gold producer by developing the Estelle Gold Project

North American Peers



Alaska State Governor Mike Dunleavy on the RPM drill pad in August 2023

	NOVA MINERALS (ASX: NVA | NASDAQ: NVA | FRA: QM3)	US GOLDMINING (NASDAQ: USGO)	NEWFOUND GOLD CORP (TSX.V:NFG | NYSE: NFGC)	SNOWLINE GOLD CORP (TSX-V: SGD | OTCQB: SNWGF)
Studies/Reports Completed	✓ JORC Economic Pit Constrained MRE & S-K 1300 Initial Assessment Technical Report Summary	✓ S-K 1300 Initial Assessment Technical Report Summary	✓ Ni 43-101 Technical Report Exploration Update	✓ Ni 43-101 Technical Report Mineral Resource Estimate
Mineral Resource Estimate	✓ 5.2 Moz Au, Incl 2.7 Moz M&I Nova 85% interest 4.4 Moz Au, 2.3Moz M&I (476mt @ 0.3 Au)	✓ 7.2 Moz Au, Incl 3.9 Moz Indicated (493mt @ 0.5g/t Au)	✗	✓ 7.3 Moz Au, Incl 4.0 Moz Indicated (Indicated 76mt @ 1.66g/t Au & Inferred 81mt @ 1.25g/t Au)
District Scale	✓ 200mi² State of Alaska claims along a 20mi long mineralized trend with 20+ prospects	✓ 135mi² State of Alaska claims with 14 prospects	✓ 1,033mi² Newfounland claims	✓ 1,740mi² Yukon claim tennements over 7 projects with 35+ prospects
Tier 1 Location	✓ Alaska, USA	✓ Alaska, USA	✓ Newfoundland, Canada	✓ Yukon, Canada
Similar Terrain				
Mineralization	✓ Intrusion Related Gold System (IRGS), Polymetallic Au-Ag-Cu & Porphyry Cu-Au	✓ Porphyry Cu-Au	✓ Gold mineralizatmafic intrusive rocks hosted in middle Ordovician sediments, of sub-greenschist to greenschist metamorphic grade.	✓ Intrusion Related Gold System (IRGS)
Access	✓ Winter road and air, with West Susitna all weather road progressing	✓ Winter road and air, with West Susitna all weather road progressing	✓ 9mi west of Gander and higway	✓ Winter road and air
World Class Drill Results	✓ 1,400 g/m RPM-005 400m @ 3.5 g/t Au 132m @ 10.1 g/t Au & 86m @ 14.1 g/t Au	✗ 334 g/m WHD4-05 304m @ 1.1 g/t Au, 3.74 g/t Ag, 0.32% Cu	✓ 2,840 g/m 27.05m @ 105 g/t Au	✓ 1,373 g/m V-23-039 553m @ 2.5 g/t Au 183m @ 4.3 g/t Au & 132m @ 5.0 g/t Au
Drilling	✓ 90,000m drilled to date	✓ 80,000m drilled to date	✓ 500,000m drilled to date	✓ 40,000m drilled to date
Critical Elements	✓ Antimony, Bismuth, Tungsten targets	✗	✗	✗
Market Cap (Incl Investments)	~US$46M	~US$125M	~US$500M	~US$709M
Market Cap Gold Project	~US$44M	~US$125M	~US$500M	~US$709M

All data from publicly available information on the respective company websites
1. Market Caps as of 24 October 2024
2. Canadian market caps converted using CAD$0.72 to USD and AUD market caps converted using AUD$0.66 to USD
3. All Mineral Resource Estimates include, Measured, Indicated and Inferred resources, and where appropriate are also inclusive of Reserves, and compliant to JORC, S-K 1300, or Ni 43-104 standards as noted

Nova Minerals Snapshot (As of 24 October 2024 in USD unless noted)

NOVA MINERALS

Share Price

NASDAQ ADS*	$10.78
NASDAQ Warrants	$ 3.00
ASX Shares	$ 0.26 (AUD)

Market Capitalization

$46M

Market Capitalization/Resource oz **$9**

Shares on Issue

272M*

*Includes 660k ADS's where 1 ADS = 60 Shares

Cash & Equivalents

~$6.6M

~$4.6M Cash (Incl $1.86m in Sept raise) + liquid investments in Snow Lake Lithium & Asra Minerals

Options & Warrants

23.6M Options various prices & expiry dates

475k Warrants to purchase 1 ADS at $7.266 expiring on 24 July 2029

Debt

$5.4M

Nebari 1st tranche convertible facility draw down

Performance Rights

2.4M

Various hurdles

Shareholder Summary

Directors & Officers	8%
Institutions	20% (UBS 4.5%)
Strategic	10%
Nebari Gold Fund	2%
Top 50 Holders	51%


NVA – NASDAQ
(Daily)


NVA – ASX
(Weekly)


Spot Gold vs VanEck Junior Gold Miner ETF
(Monthly)
Large disconnect between the gold price and miners' values

Nova's Value Drivers

NOVA MINERALS

- Favourable jurisdiction and tenure - All on State of Alaska lands (No federal or native titles)
- Aspiring Worldclass gold producer
- Experienced CEO and management team
- Very low discovery cost ~ US$5/oz or 58oz added for every metre drilled
- Open pit, low strip ratio, bulk minable deposits
- Thick high-grade ore zones from surface
- Significant resource upside potential
- Multi-element potential – Gold, Silver, Copper, Antimony, other Critical Minerals

Follow Us

NOVA MINERALS

Nova Minerals Limited

T: +61 3 9537 1238
E: info@novaminerals.com.au
W: www.novaminerals.com.au

Main Operations
Whiskey Bravo Airstrip
Matanuska-Susitna Borough,
Alaska, USA
1150 S Colony Way Suite 3-440,
Palmer, AK 99645

Office
Suite 5
242 Hawthorn Road
Caulfield
Victoria 3161
Australia

ASX: **NVA** | NASDAQ: **NVA** | FRA: **QM3**

Appendix 1: Mineral Resource Estimates (MRE)

NOVA MINERALS

JORC and S-K 1300 Compliant Economic Pit Constrained MRE for the Estelle Gold Project

Deposit	Cutoff	Measured			Indicated			Measured & Indicated			Inferred			Total		
		Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz	Tonnes Mt	Grade Au g/t	Au Moz
RPM North	0.20	1.4	4.1	**0.18**	3	1.6	**0.15**	4.4	2.4	**0.33**	23	0.6	**0.45**	28	0.9	**0.78**
RPM South (Maiden)	0.20										23	0.5	**0.35**	23	0.5	**0.35**
Total RPM		1.4	4.1	**0.18**	3	1.6	**0.15**	4.4	2.4	**0.33**	46	0.5	**0.80**	51	0.7	**1.13**
Korbel Main	0.15				240	0.3	**2.39**	240	0.3	**2.39**	35	0.3	**0.30**	275	0.3	**2.70**
Cathedral (Maiden)	0.15										150	0.3	**1.35**	150	0.3	**1.35**
Total Korbel					240	0.3	**2.39**	240	0.3	**2.39**	185	0.3	**1.65**	425	0.3	**4.05**
Total Estelle Gold Project		1.4	4.1	**0.18**	243	0.3	**2.54**	244	0.3	**2.72**	231	0.3	**2.45**	476	0.3	**5.17**

1. A mineral resource is defined as a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity, that there are reasonable prospects for economic extraction.
2. The mineral resource applies a reasonable prospect of economic extraction with the following assumptions:
   - Gold price of US$2,000/oz
   - 5% royalty on recovered ounces
   - Pit slope angle of 50o
   - Mining cost of US$1.65/t
   - Processing cost for RPM US$9.80/t and Korbel US$5.23/t (inclusive of ore sorting for Korbel)
   - Combined processing recoveries of 88.20% for RPM and 75.94% for Korbel
   - General and Administrative Cost of US$1.30/t
   - Tonnages and grades are rounded to two significant figures and ounces are rounded to 1,000 ounces, subject to rounding

Appendix 2: Characteristics of Bulk Tonnage Mines

NOVA MINERALS

Geology and Geometry Come First

- Thick drill intercepts > 100m, and often at lower average grades
- Mineralization at surface with low strip ratios
- Large tonnage moved, but a large proportion of the material is ore, meaning less waste
- Open pit operations using conventional truck and shovel mining methods
- A central processing plant proximal to the ore source requiring short haul distance
- Often include heap leach process circuit for lower cost gold recovery
- Typically produce > 100,000 g/t Au per year at lower AISC's
- Kinross Gold Corp Fort Knox mine is a good example of a highly profitable low grade bulk tonnage mining operations

Proposed Estelle Bulk Tonnage Gold Operation

The mineralized bodies found across the Estelle gold district, are similar in grade, deposit type, style of mineralization, and tonnage potential, to the Fort Knox deposits. The Estelle Gold Project has a current global JORC compliant resource of 9.9 Moz @ 0.3 g/t Au, and the scoping study showed that Korbel and RPM can support large, bulk tonnage and high-grade open pit mining operations, with ideal ore body geometry over the 17+ year LOM, using a conventional truck and shovel mining method and mill operation. As part of the current FS level studies, heap leach agglomeration is also being tested for suitability to the ore bodies to potentially lower costs further

Kinross Gold Corp - Fort Knox Gold Mine

The Fort Knox gold mine, owned by Kinross Gold Corp, is a highly profitable, large scale bulk tonnage open-pit gold mine, located near the city of Fairbanks, Alaska. It is mined by conventional open-pit methods, with ore processed at a mill and heap leach facility. Currently Fort Knox has a remaining resource of 1.9 Moz @ 0.3 g/t Au, having already mined over 9.1 Moz over 27 years, including 290,651 ounces of gold in 2023 at an AISC of US$1,195 oz.

Information sourced from the Kinross Gold website

Appendix 3: Ore Sorting

Rejecting Low-Grade Material Before Milling with the Reject Ore Sent to Heap Leach

How Ore Sorting Works

- Each individual rock is classified as being ore or reject using real-time online sensors
- The sensor data is quickly analyzed allowing individual particles to be sorted with high-grade ore sent for milling and the reject ore sent to heap leach

Benefits of Including Ore Sorting in the Flowsheet

- Optimizes the processing of ore material allowing a reduction in the cut-off grade, and a higher mill feed grade
- Early rejection of low-grade material before milling reduces the size of the plant required = Lower CAPEX and OPEX costs
- OPEX also reduced due to a reduction in the energy, water and reagent consumption
- Material handling and tailings production reduced with reject ore sent to heap leach = Potentially higher gold production
- Ore sorters now form part of the flow sheet in numerous successful mining companies

Nova's Ore Sorting Test Work

- To date Nova's extensive testing at Tomra has shown that ore sorting is proven to work exceptionally well, and can potentially provide an up to 10 X uplift in grade
- Testing so far has only looked at XRT density sorting, but Steinert's ore sorters can also sort based on a combination of XRT, colour, laser, and induction sensors
- Testing using Steinert's multi-sensor ore sorters is currently underway on ore from both Korbel and RPM
- A bulk, up to 200 kt, pilot scale ore sort test program is also currently being planned


Arsenopyrite
Vein



XRT Scan of Product after Stage 1 (**6.06 g/t**).
Blue and Black = Arsenopyrite sheeted vein.
Red = Granite Waste Rock.